P.E. 9/30/01

02016675

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FEB 22 2002

Quarterly Reports for periods ending
March 31, 2001
June 30, 2001
September 30, 2001

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X **Form 40-F**

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

PROCESSED
MAR 01 2002
THOMSON FINANCIAL

Yes X

In connection with Rule12g3-2(b) # 82-3153.



MIRAMAR MINING CORPORATION

FIRST QUARTER REPORT

For the three months ended March 31, 2001

HIGHLIGHTS

Hope Bay Joint Venture

- Commenced $10 million Phase 1 drilling program
- Naartok deposit discovered at Madrid
- Boston deposit extended to south

Yellowknife operations on track

- Operations continue to outperform
- Accelerated arsenic treatment plan implemented

Northern Orion restructuring continues

TABLE OF CONTENTS

Management Report

During the first quarter of 2001, Miramar continued to advance its Northern Strategy with the commencement of a major drilling program at the Hope Bay project and good performance from its Yellowknife mines.

Following the encouraging results from the 2000 activities at Hope Bay, the joint venture committed to a $10 million Phase 1 work program, which commenced in February 2001. This campaign has delivered encouraging results and a Phase 2 program is already underway. The results of these programs are extensively reported in news releases which are available on our website at http://www.miramarmining.com/. The continued depressed gold prices require our Yellowknife operations continue to focus on cost reductions and improved cash cost performance, with positive progress made during the quarter. Operations are on track to produce 120,000 ounces at cash costs of US$260 per ounce. Independant engineering consultants, Fluor Daniel Wright, have completed an accelerated arsenic treatment plan to process all of the Con arsenic wastes within approximately a two year period, as opposed to the 3–4 years originally planned.

For further information on Financial and Operating results for the Quarter, please see the attached Management's Discussion and Analysis of the Financial Statements for the reporting period.

Hope Bay Joint Venture

In February 2001, a $10 million Phase 1 work program commenced at the 50% owned Hope Bay project. This drilling campaign has two objectives: to expand the resources at the three known deposits and to explore for potential new deposits on the belt. Subsequent to quarter end, a Phase 2 program of $2.9 million was approved, increasing the committed budget to $12.9 million. To date, approximately 21,500m of core drilling has been completed, and another approximately 8,000m is planned for completion by June 30, 2001*. Depending on results, additional programs are expected to follow during the remainder of the year.

Madrid

The most significant event to date in the 2001 program has been the discovery of the Naartok Zone located west of the main Madrid resource, in an area where a single drill hole (M92) at the end of the 2000 field season encountered significant gold mineralization. Recent drilling has since defined a steeply plunging zone of widespread lower grade gold mineralization extending 100-250m along strike and 5 to 25m thick. Within this zone are narrower zones of higher-grade gold values, with additional zones possible in the hanging wall of the main Naartok breccia zone. Additional drilling is underway to assess the potential continuity of both the overall mineralized envelope and the higher grade intercepts within this envelope and to better define the two hanging wall lenses.

Several additional targets have been identified along the trend of the Deformation Zone, which lies in the immediate footwall of the Naartok Zone. These areas include the Perrin Bulge and P112 Zones and extensions under Patch Lake.

These mineralized zones appear to be associated with flexes or bulges in the Deformation Zone. The style of mineralization appears broadly similar to that found in the Naartok Zone and offer the potential for the discovery of additional mineralized zones. Drilling is continuing to evaluate the potential of these areas.

Boston South

During the latter part of 2000, a number of holes were drilled south of the Boston deposit, encountering several narrow but very high grade intercepts. Drilling in 2001 has extended the mineralization over 225m south of the Boston decline. High-grade mineralization occurs within sub-parallel and en-echelon lenses hosted within strongly carbonate and sericite altered basalt. The 200 lens is the most extensive of these lenses, with grade occurring in two overlapping trends. Mineralization remains open along strike and at depth. Four additional holes are currently in progress to follow up on the success of Phase 1 activities and to further define these two high-grade zones*.

Doris Connector

Drilling in the Doris Connector area between Doris North and Doris Central has confirmed the presence of a shallow, sub-horizontal high-grade shoot within the C2 vein that had previously been indicated by limited, wide spaced drilling. Delineation of a shallow level, high grade horizontal trend within the C2 vein at Doris Connector, coincident with intersecting veins and shear zones, suggests potential for other parallel high-grade zones to occur further down-dip in the Doris system and in parallel veins*.

Reverse Circulation Drilling

Exploration of the overall potential of the Hope Bay belt continues, with reverse circulation drilling in a number of areas, including Miksa, Domani and Chicago. No significant intercepts have been encountered to date, but drilling continues to test this very prospective greenstone belt.

Quality Assurance/Quality Control

These results are reported under an extensive quality control program supervised by Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

*This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning on the plans for exploration work at the Hope Bay project, the potential results of this work, plan for processing concentrates at the Con Mine, the accelerated treatment of arsenic waste at the Con Mine. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in this forward-looking statement, including, without limitation, uncertainties involved in the interpretation of drilling results and other tests; recovery rates; accidents, equipment breakdowns, labour disputes and severance costs or other unanticipated difficulties with or interruptions in production, and variations in ore grade; the possibility of unexpected costs and expenses relating to environmental issues, uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to any environmental liabilities and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Certain forward-looking statements in this report are indicated with a "*".

Management's Discussion and Analysis of the Financial Statements

For the Quarter Ended March 31, 2001

DESCRIPTION OF BUSINESS[1]

Miramar Mining Corporation is an operating gold mining company with two active mines (the Con Mine and the Giant Mine) located in Yellowknife in Canada's Northwest Territories. Ore from the Con and Giant mines is processed through the Con Mine's milling facility. The Company is actively pursuing a strategy to expand its resource base through exploration activities at the 50% owned Hope Bay Project in Nunavut, Canada. Miramar holds a 61.5% equity interest in Northern Orion Explorations Ltd. ("Northern Orion"). Effective April 30, 2001, Miramar has granted an option and voting control on all but 10,000,000 common shares of Northern Orion to a third party which will result in a change from consolidation to equity accounting for the Company's interest in Northern Orion after that date.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results Of Operations

Miramar's consolidated loss of $2,027,000 ($0.03 per share) in the first quarter of 2001 compares to a loss of $1,541,000 ($0.03 per share) for the same period in 2000. Losses in the quarter result from operations in Yellowknife, corporate overhead and losses from Northern Orion. The fourth quarter 2000 loss was $5,833,000 ($0.10 per share) and was primarily the result of write-downs of exploration properties in Northern Orion.

During the three-month period ending March 31, 2001, Miramar reported a consolidated cash flow from operations before changes in working capital of $360,000 versus $862,000 for the same period in 2000. During the three-month period ending December 31, 2000, Miramar's consolidated cashflow from operations before changes in working capital was negative $248,000.

Gold Mining Operations

During the first quarter of 2001, Yellowknife operations produced 29,177 ounces of gold at a cash cost of US$262 per ounce. Production in March was impacted by the temporary shutdown of the autoclave for relining. This shutdown was originally scheduled for April. This impacted production and unit costs in the quarter. In the fourth quarter of 2000, Yellowknife operations produced 35,678 ounces of gold at a cash cost of US$242 per ounce. In the first quarter of 2000, Yellowknife operations (primarily the Con Mine) produced 26,142 ounces of gold at a cash cost of US$285 per ounce. In the first quarter of 2000, costs were higher as the Con refractory production and Giant Mine operations ramped up to full capacity and as a result of the typically higher costs incurred during the winter.

Grade Continues to Outperform

Performance for the quarter at the Con Mine continued to be driven by solid mine performance. The Con Mine delivered 74,134 tons grading 0.42 oz/ton gold, higher than projected reserve grade. At the Giant Mine, performance continued to be better than forecast. Giant operations delivered 17,778 tons grading 0.44 oz/ton gold for processing. Combined, the mines delivered 35,164 recoverable ounces of gold, which was significantly in excess of budget.

In the fourth quarter of 2000, the Con Mine delivered 69,113 tons grading 0.455 oz/ton gold. Giant operations delivered 18,734 tons grading 0.45 oz/ton gold for processing.

Accelerated Arsenic Treatment

Independent engineering consultants, Fluor Daniel Wright, have completed an accelerated arsenic treatment plan to process all of the Con arsenic wastes within approximately a two year period, as opposed to the 3-4 years originally planned, through optimization of the autoclave circuit*. This approach should result in the elimination of the environmental liability associated with these arsenic wastes much earlier than planned for little incremental cost difference*. Fluor Daniel has been retained to supervise the implementation and execution of this accelerated plan, which is now underway.

Gold Exploration Activities at Hope Bay

The Company participates in exploration and development of gold resources in Nunavut through its 50% interest in the Hope Bay Joint Venture ('HBJV'). In December 2000, the participants in the joint venture approved a $10 million program (Phase 1) designed to continue drilling at the three main deposits on the Hope Bay Belt and to engage in prospective regional exploration at multiple targets in the over 1,016 square kilometre land package*. Exploration expenditures incurred by HBJV in the first quarter of 2001 totalled approximately $5.4 million in comparison to exploration expenditures in the fourth quarter of 2000 of $3.0 million which included expenditures of $2 million to pre-position fuel, equipment and supplies for the 2001 work program. The 2001 program is being equally funded by Miramar and Hope Bay Gold Corporation, Inc. ('HBG'). The majority of Phase 1 work program for 2001 at Hope Bay was completed in April. In May 2001, HBJV approved additional programs totalling $2.9 million. The goal of this additional work is to expand on the Naartok Zone and to further explore various other targets on the belt*. Further expenditures at the project will be approved as exploration success dictates and will be aimed toward a scoping study and ultimately at a feasibility program*.

Capital Programs

In addition to the exploration expenditures by HBJV (of which Miramar's funded share was $1.9 million in the quarter), the Company spent $2.4 million on mine capital and development in the first quarter of 2001. The Company indirectly spent $66,000 on exploration and development activities capitalized through Northern Orion. This compares to expenditures in same quarter of 2000 for the exploration at Hope Bay of $1.6 million and $3.2 million for Con mine capital and development and capital spending in by Northern Orion of $382,000.

SUBSEQUENT EVENTS

In February 2001, as part of a private placement for $1.5 million being contemplated by Northern Orion*, the Company entered into an agreement to option its controlling interest in Northern Orion. The Company agreed to grant an option that allows the holder to purchase approximately 60 million shares of Northern Orion from the Company for $0.08 per share. This option expires June 30, 2002. The Northern Orion private placement closed on April 30, 2001. Miramar also converted its $21 million convertible debenture in Northern Orion into shares at $1.47 per share leaving $6.9 million in other debt receivable from Northern Orion. If the holder of the option acquires the shares, the Company has also agreed to sell the remaining $6.9 million of debt receivable from Northern Orion for nominal consideration. Should the option to acquire the 60 million shares in Northern Orion be fully exercised, the Company would retain 10,000,000 shares of Northern Orion representing less than 10% of the shares of the restructured Northern Orion. The Company also reduced the amount receivable under the Northern Orion royalty and proceeds interest by $2,987,000 million to $15 million. In the first quarter of 2001, Miramar advanced $473,000 of additional funds to Northern Orion, of which $133,000 were repaid by Northern Orion from proceeds of the $1.5 million private placement which closed on April 30, 2001.

FINANCING, LIQUIDITY AND CAPITAL RESOURCES

Financing

In April 2001, the Company entered into an agreement with a Canadian investment dealer (the "Broker") for a brokered private placement of 3,076,923 Special Warrants at a price of $1.30 per Special Warrant. The gross proceeds of the offering of $4,000,000 will be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act. Each Special Warrant will convert, without future consideration, into one flow-through common share. The cost of this private placement by the Company is estimated to be approximately $375,000*. In addition, the Broker received an option to purchase 206,122 common shares at $1.30 per share exercisable until May 10, 2003. The Company has agreed to qualify the distribution of the common shares to be issued on conversion of the Special Warrants and Broker's warrants should it file a prospectus with the securities commissions of British Columbia and Ontario in the next 12 months.

Recent changes to the tax rules in Canada related to the treatment of 'flow-through' shares has increased the attractiveness of equity financing. The Company is cautiously optimistic that additional financing can be raised through this form of equity offering*.

Liquidity

At March 31, 2001, the Company had consolidated working capital of $16.1 million (December 31, 2000 - $21.2 million). Included in this figure is the working capital deficit of Northern Orion of approximately $850,000. As the Company has no further funding obligations to Northern Orion, the Company does not expect Northern Orion's deficit to affect Miramar's liquidity or financial position after April 30, 2001*. The reduction in working capital in the quarter is a result of investment in Miramar's Northern Platform - capital investment related to funding of exploration activities at Hope Bay, capital investment at Yellowknife and the funding of losses in Northern Orion in the quarter and at the corporate office.

The Company does not currently have any term credit facilities or operating lines of credit. Miramar has the potential to access equity and debt financing for project specific requirements. Miramar has sufficient cash resources and liquidity to sustain its operations for the near term*. The ultimate development of Hope Bay will require Miramar to raise additional capital through a combination of existing treasury funds, project finance and equity offerings*. There can be no assurance that financing will be available on a timely basis and on favourable terms, or at all.

Commitments

In 1995, the Company entered into a transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In December 2000, Canada Customs and Revenue Agency (the "Agency") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. As part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus interest of approximately $1.0 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. In April 2001, the Company filed a Notice of Objection to the re-assessment described above. Management intends to strenuously defend the independent valuation. The outcome of this issue is not determinable.

[1]Unless otherwise indicated, all of the following information relates to amounts included in the Consolidated Interim Financial Statements of the Company and is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles

Miramar Mining Corporation
Consolidated Balance Sheets

(expressed in thousands of dollars)
March 31, 2001 and December 31, 2000

	2001 (unaudited)	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 12,238	$ 17,670
Accounts receivable	1,689	1,967
Inventory	10,218	9,207
Prepaid expenses	1,178	1,065
	25,323	29,909
Capital assets	120,961	117,859
Cash collateral deposits	4,559	4,546
Other assets	27	203
	$ 150,870	$ 152,517
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 9,245	$ 8,711
	9,245	8,711
Reclamation liability	7,596	7,689
Deferred post-retirement benefits	1,604	1,556
Future income tax liability	1,680	1,680
Future income tax liability of subsidiary	15,990	15,990
Non-controlling interest	32,033	32,142
	68,148	67,768
Shareholders' equity:		
Share capital	231,282	231,282
Deficit	(148,560)	(146,533)
	82,722	84,749
	$ 150,870	$ 152,517

Miramar Mining Corporation
Consolidated Statements of Operations and Deficit

(expressed in thousands of dollars except per share amounts)
Three month periods ended March 31, 2001 and 2000

	2001 (unaudited)	2000 (unaudited)
Revenue:		
Sales	$ 11,634	$ 11,179
Other income	207	349
	11,841	11,528
Expenses:		
Cost of sales	10,461	9,401
Depreciation and depletion	2,364	2,403
General and administration	628	895
Administrative costs in Northern Orion	180	–
Exploration	12	–
Foreign exchange loss	(35)	108
Reclamation	328	268
Severance and terminations	39	–
Write-down of mineral properties	–	307
	13,977	13,382
Loss from operations before non-controlling interest	2,136	1,854
Non-controlling interest	(109)	(313)
Loss for the period	2,027	1,541
Deficit, beginning of period	146,533	103,142
Deficit, end of period	$ 148,560	$ 104,683
Loss per share – basic	$ 0.03	$ 0.03
Loss per share – diluted	$ 0.03	$ 0.03
Weighted average number of common shares outstanding	60,176,505	56,693,804

Miramar Mining Corporation
Consolidated Statements of Cash Flows

(expressed in thousands of dollars)
Three month periods ended March 31, 2001 and 2000

	2001 (unaudited)	2000 (unaudited)
Cash provided by (used in):		
Operations:		
Loss for the period	$ (2,027)	$ (1,541)
Items not involving cash:		
Depreciation and depletion	2,364	2,403
Write-down of mineral properties and other assets	–	307
Reclamation	(93)	(42)
Other	225	48
Non-controlling interest	(109)	(313)
Net change in non-cash working capital:		
Decrease (increase) in accounts receivable	278	(82)
Decrease (increase) in inventories	(1,011)	(1,441)
Decrease (increase) in prepaid expenses	(113)	(584)
Increase (decrease) in accounts payable and accrued liabilities	534	1,353
	48	108
Financing:		
Issue of common shares for cash	–	–
	–	–
Investments:		
Expenditures on mine, plant and deferred exploration	(5,467)	(5,318)
Proceeds on sale of short-term investments	–	526
Collateral deposits	(13)	(48)
Other assets	–	58
	(5,480)	(4,782)
Decrease in cash and cash equivalents	(5,432)	(4,674)
Cash and cash equivalents, beginning of period	17,670	23,737
Cash and cash equivalents, end of period	$ 12,238	$ 19,063
Supplementary information:		
Income taxes paid	$ 4	$ (29)

Notes to Consolidated Interim Financial Statements

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

1. Interim Financial Statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2000.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

2. Change in Accounting Policy:

Earnings (loss) per share:
Effective January 1, 2001, the Canadian Institute of Chartered Accountants established new recommendations for the calculation and reporting of basic and diluted earnings per share. The Company has adopted the new recommendation retroactively.

3. Loss per share:

Diluted loss per share is not calculated as the potential issue of common shares under the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

Options and warrants to purchase 2,877,466 common shares at various prices, from $0.70 to $7.35 per share were outstanding during the first quarter of 2001 but were not included in the computation of diluted earnings per share as the options' exercise would be anti-dilutive to loss available to common shareholders.

Stock options:
In January 2001, the Company granted 675,000 stock options at an exercise price of $1.00 per share as part of the established plan for all employees. In addition, certain directors and officers elected to receive a total of 215,500 stock options at an exercise price of $1.00 per share in lieu of cash compensation. These options expire in January 2006. During the same period, stock options representing 140,000 common shares were exercised in the form of stock appreciation rights and resulted in the issue of 24,255 common shares.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

4. Business segments:

3 months ended March 31, 2001

	Capital assets	Capital expenditures	Revenues	Loss before non-controlling interest
Gold operations	$ 21,766	$ 2,378	$ 11,634	$ 1,410
Gold exploration	29,230	3,023	–	–
Northern Orion	68,694	66	20	242
Other	1,271	–	187	484
	$ 120,961	$ 5,467	$ 11,841	$ 2,136

3 months ended March 31, 2000

	Capital expenditures	Revenues	Loss before non-controlling interest
Gold operations	$ 3,152	$ 11,179	$ 648
Gold exploration	1,626	–	–
Northern Orion	382	6	694
Other	158	343	512
	$ 5,318	$ 11,528	$ 1,854

5. Financial instruments:

Gold and foreign currency hedging:

As at March 31, 2001, the Company had entered into the following gold contracts:

	Ounces	Average price per ounce	Anticipated delivery/ expiry
Gold forward sales contracts	5,000	US$259	April 2001
Gold call options sold	15,000	US$272	April 2001
Gold call options sold	18,000	US$285	2002
Gold call options sold	18,000	US$285	2003

At March 31, 2001, the Company has entered into forward exchange contracts to sell US$2 million at an average rate of 1.5612 through May 2001. The unrecognized loss of $28,000 will be reflected in revenues in the contract period. The fair value excess (deficit) of gold derivative instruments at March 31, 2001 are as follows – gold forward sales contract $6,000, gold call options sold ($515,000).

6. Comparative figures:

Certain comparative figures have been reclassified to conform with the classification adopted in the current period.

7. Subsequent event:

a) On April 30, 2001, Northern Orion closed a private placement for $1.5 million dollars and issued 15,000,000 common shares to a third party. As a condition of the private placement by Northern Orion, the Company granted an option allowing the holder to purchase approximately 60 million shares of Northern Orion from the Company for $0.08 per share. This option granted voting rights over the shares under option to the holder effective April 30, 2001. The Company no longer controls Northern Orion and will account for its investment in Northern Orion in subsequent periods using the equity method of accounting. This option expires June 30, 2002. In addition, the Company converted its $21 million convertible debenture in Northern Orion into shares at $1.47 per share. If the holder of the option acquires the shares, the Company has also agreed to sell the remaining debts receivable from Northern Orion of $6.9 million for nominal consideration. The Company would retain 10,000,000 shares of Northern Orion which, should the option be fully exercised, would represent less than 10% of Northern Orion. The Company also reduced the amount receivable under the Northern Orion royalty and proceeds interest to $15 million. In anticipation of the closing of the private placement, the Company recognized a provision for the impairment in the value of its investment in Northern Orion of $26 million in 2000.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

b) In April 2001, the Company entered into an agreement with Canaccord Capital Corporation (the "Broker") for a brokered private placement of 3,076,923 Special Warrants. Under the terms of the offering, which closed on May 11, 2001, the Company issued 1,025,123 Special Warrants at a price of $1.30 per Special Warrant for proceeds of $1,332,660. It is expected that a second closing will occur on May 31, 2001, at which time the Company will issue an additional 2,051,800 Special Warrants at a price $1.30 per Special Warrant for additional proceeds of $2,667,340. The gross proceeds of the offering of $4,000,000 will be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act. Each Special Warrant will convert, without future consideration, into one flow-through common share. Total broker's commissions of $248,819 will be paid on closing. The cost of this private placement by the Company is estimated to be approximately $375,000. In addition, the Broker will receive an option to purchase 206,122 common shares at $1.30 per share exercisable until May 10, 2003. The Company has agreed to qualify the distribution of the common shares to be issued on conversion of the Special Warrants and Broker's warrants should it file a prospectus with the securities commissions of British Columbia and Ontario in the next 12 months.

Miramar Mining Corporation
311 West First Street
North Vancouver
British Columbia
Canada V7M 1B5

Tel: (604) 985-2572
Fax: (604) 980-0731
Email: info@miramarmining.com
Website: www.miramarmining.com

TSE Symbol: MAE
OTC Bulletin Board Symbol: MAENF



Designed by Poissy Design Inc. Printed in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: February 11, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

Miramar Mining Corporation
311 West First Street
North Vancouver
British Columbia
Canada V7M 1B5

Tel: (604) 985-2572
Fax: (604) 980-0731
Email: info@miramarmining.com
Website: www.miramarmining.com

TSE Symbol: MAE
OTC Bulletin Board Symbol: MAENF

Designed by Polsey Design Inc. Printed in Canada



MIRAMAR MINING CORPORATION

SECOND QUARTER REPORT

For the period ended
June 30, 2001

HIGHLIGHTS

Hope Bay Joint Venture

- Expansion of Naartok mineralization at Madrid
- New Suluk deposit discovered at Madrid
- Work program expanded twice
- Sale of Elu Belt negotiated

Miramar

- Flow-through financing completed
- Record production from Yellowknife operations
- Giant Mine agreement revised

TABLE OF CONTENTS

MANAGEMENT REPORT

Executive Summary

With two new discoveries at the Hope Bay project in Nunavut and record gold production from our Yellowknife operations, the second quarter saw continued progress in the development of our "Northern Strategy". These achievements, combined with the closing of a $4 million flow-through financing and the proposed sale of the Elu belt, resulted in a productive first half of 2001.

Financial

During the three-month period ending June 30, 2001, Miramar reported a cash flow from operations before changes in working capital of $954,000 versus $1.5 million for the same period in 2000. During the second quarter, Miramar reported a loss of $1,712,000 or $0.03 per share versus a loss of $1,299,000 million or $0.02 per share for the same period in 2000. At June 30, 2001, the Company had consolidated working capital of approximately $17 million.

Yellowknife Operations

Production from our Yellowknife operations continues to be favourable to plan and we believe this puts us in good position to meet or exceed our production forecast for 2001. Significantly, during the quarter, our operations delivered on our strategy of earning free cash flow at current gold prices while completing concurrent reclamation.

Arsenic remediation at the Con is well on track. Independent engineering consultants Fluor Daniel Wright have implemented an accelerated arsenic treatment plan targeting the processing of all of the Con arsenic wastes within approximately a two-year period.

Over the last year and a half, the Giant Mine has made a positive contribution to our Yellowknife operations, supplying additional ore to be processed at the adjacent Con Mine facilities. In June, Miramar gave notice to the Federal Department of Indian Affairs & Northern Development (DIAND) that it would return the Giant Mine property to DIAND at the end of 2001. Subsequent to quarter end, Miramar announced an agreement in principle to a new arrangement with DIAND that should see operations continued at Giant through to the end of 2002.

Hope Bay Joint Venture

Based on the successful discovery of the Naartok and Suluk deposits in the Madrid area during the $10 million Phase 1 drilling at Hope Bay, the Joint Venture tw ice increased drilling plans and budgets. A Phase 2 work program of $2.9 million was approved and completed and subsequent to quarter end, a Phase 3 program was approved to bring the total committed budget for 2001 to $16.4 million. All results from these activities can be found in the news releases on our website at http://www.miramarmining.com.

During the quarter, drilling at the project further defined the mineralization at Boston South, the Doris Connector and met with success in the Madrid area, where drilling identified high-grade gold mineralization in a new deposit, Suluk, in close proximity to the Deformation Zone. Combined with the earlier discovery of the Naartok deposit adjacent to the Deformation Zone, results suggest the potential for multiple mineralized zones along the trend of the Deformation Zone in the Madrid area. Additional exploration is underway to further evaluate this potential.

Also during the quarter, the Joint Venture announced its intention to sell its holdings in the Elu greenstone belt in Nunavut Territory to Sherwood Petroleum Corporation. The Elu Property is located approximately 30 kilometres northeast of the Hope Bay belt, and was given lower priority for exploration by the Joint Venture due to the abundance of high quality targets within the Hope Bay belt itself. This agreement was completed subsequent to quarter end and results in each of Miramar and Hope Bay Gold Corp owning 27% of the issued and outstanding shares of Sherwood. The transaction provides Miramar and Hope Bay Gold with the opportunity to participate in a company entirely focused on the potential of the Elu belt, without having to divert energies and financial resources from exploration at Hope Bay.

For details of second quarter activities, please refer to the attached Management's Discussion and Analysis.

Quality Assurance/Quality Control

All exploration results in this document are reported under an extensive quality control program supervised by Dean McDonald, P.Geo. PhD., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101. All drilling results and other details have been reported in news releases and can be retrieved from our website at www.miramarmining.com.

Forward Looking Statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning Con Mine meeting its production and cash flow forecast for 2001, the plans for exploration work at the Hope Bay project, and the potential results of this work, the accelerated treatment of arsenic waste at the Con mine, the plans for any future involvement in the Giant Mine and the completion of the sale of the Elu Belt by the Hope Bay Joint Venture. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in these forward-looking statements, including without limitation, uncertainties involved in the interpretation of drilling results and other tests; recovery rates; accidents, equipment breakdowns, labour disputes and severance costs or other unanticipated difficulties with or interruptions in production, and variations in ore grade; the possibility of unexpected costs and expenses relating to environmental issues; uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to any environmental liabilities and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2000 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Management's Discussion and Analysis of the Financial Statements

For the Quarter Ended June 30, 2001

DESCRIPTION OF BUSINESS[1]

Miramar Mining Corporation is an operating gold mining company with two active mines (the Con Mine and the Giant Mine) located in Yellowknife in Canada's Northwest Territories. Ore from the Con and Giant mines is processed through the Con Mine's milling facility. The Company is actively pursuing a strategy to expand its resource base through exploration activities at the 50% owned Hope Bay Project in Nunavut, Canada. Miramar is in process of completing final reclamation and cleanup of two mineral properties in Nevada and expects that related reclamation bonds will be partially released in the second half of the year. The Company holds a 61.5% equity interest in Northern Orion Explorations Ltd. ("Northern Orion"). Effective April 30, 2001, as the result of granting an option and voting control on all but 10 million common shares of Northern Orion to a third party, Miramar now treats its investment in Northern Orion as an equity interest and will no longer consolidate Northern Orion.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results Of Operations

Miramar's consolidated loss of $1,712,000 ($0.03 per share) in the second quarter of 2001 compares to a loss of $1,299,000 ($0.02 per share) for the same period in 2000. Losses in the quarter result from operations in Yellowknife principally related to amortization of deferred development costs, costs of reclamation and cleanup in Nevada, corporate overhead and losses from Northern Orion. The first quarter 2001 loss was $2,026,000 ($0.03 per share) and was primarily the result of the same factors.

During the three month period ending June 30, 2001, Miramar reported a consolidated cash flow from operations before changes in working capital of $954,000 compared to $360,000 in the first quarter of 2001 and $1.5 million for the second quarter of 2000.

Gold Mining Operations

During the second quarter of 2001, Yellowknife operations produced 36,760 ounces of gold at a cash cost of US$255 per ounce. Improved autoclave performance, positive refractory ore release and continued strong grades allowed the Yellowknife operations to achieve very strong production results in the quarter. *Production in the second quarter was* improved over the first quarter when the temporary shutdown of the autoclave for relining impacted operations. In the first quarter of 2001, Yellowknife operations produced 29,177 ounces of gold at a cash cost of US$262 per ounce. In the second quarter of 2000, Yellowknife operations (primarily the Con Mine) produced 30,060 ounces of gold at a cash cost of US$269 per ounce. In Q2 2001, the Con Mine delivered 73,370 tons grading 0.38 oz/ton gold, again higher than the projected reserve grade and Giant operations delivered 18,872 tons grading 0.38 oz/ton gold for processing. Improved operational results from mining in the second quarter and year to date in comparison to prior quarters resulted from a reduction in the use of longhole *mining resulting in reduced dilution.* In Q1 2001, the Con Mine delivered 74,134 tons grading 0.42 oz/ton gold, higher than projected reserve grade, while Giant operations delivered 17,778 tons grading 0.44 oz/ton gold for processing.

Accelerated Environmental Remediation Activities

During the second quarter, the Company began the implementation of an accelerated arsenic treatment plan at the Con Mine. During June, arsenic waste treatment rates averaged over 40 tons per day. At this rate of throughput, it is expected that all of the Con Mine's arsenic wastes will be fully treated within approximately two years. In Nevada, the cleanup of the historical Golden Eagle Mine operations and drill access roads at the Talapoosa project are now substantially complete as result of work performed in the first half of the year. Also during the second quarter, the Company gave notice to the Federal Department of Indian Affairs and Northern Development ("DIAND") that it would return the Giant Mine property to DIAND effective December 14, 2001. Subsequent to the quarter end, the Company reached a tentative agreement with DIAND to continue operating the Giant Mine property in return for DIAND assuming the costs of compliance and care and maintenance.

Gold Exploration Activities at Hope Bay

The Company participates in exploration and development of gold resources in Nunavut through its 50% interest in the Hope Bay Joint Venture ('HBJV'). In December 2000, the participants in the joint venture approved a $10 million program (Phase 1) designed to continue drilling at the three main deposits on the Hope Bay Belt and to engage in prospective regional exploration at multiple targets in the over 1,016 square kilometre land package. Exploration expenditures incurred by HBJV in the second quarter of 2001 totalled approximately $5.4 million in comparison to exploration expenditures in the first quarter of 2001 of $6.0 million. In the second quarter of 2000, expenditures by HBJV were $6.8 million. The 2001 program is being funded equally by Miramar and Hope Bay Gold Corporation Inc. ('HBG'). The majority of the Phase 1 work program for 2001 at Hope Bay was completed in April. In May 2001, HBJV approved additional programs totalling $2.8 million (Phase 2), which was also substantially completed in the second quarter. The goal of this additional work was to expand on the newly discovered Naartok Zone and to further explore various other targets on the belt.

In July 2001, HBJV approved a Phase 3 work program for the project comprised of 5,000m of core drilling and other activities at an estimated additional funding commitment of $2.9 million. Phase 3 expenditures increase the total approved expenditures for HBJV in 2001 to $16.4 million (of which Miramar's share is $8.2 million). The Phase 3 program will target extensions to the Naartok and Perrin Bulge zones, drill test exploration targets and fund preliminary scoping studies. Further expenditures at the HBJV project may be approved if exploration success dictates and will ultimately be aimed toward a feasibility program.

Capital Programs

In addition to the exploration expenditures by HBJV (of which Miramar funded $2.7 million in the quarter), the Company spent $0.9 million on mine capital and development in the second quarter of 2001. This compares to expenditures in the first quarter of 2001 for the exploration at Hope Bay of $1.9 million and $2.4 million for mine capital and development.

SUBSEQUENT EVENTS

Subsequent to the end of the quarter, Miramar Mining Corporation and Hope Bay Gold Corporation completed the previously announced sale of approximately 10,100 hectares in 11 Crown mineral claims on the Elu greenstone belt in Nunavut Territory to Sherwood Petroleum Corporation ("Sherwood"). The Hope Bay Joint Venture also staked an additional 23 new claims covering 23,300 hectares in the vicinity of the Elu Property. These claims were also sold to Sherwood on closing for the cost of staking, as required by the agreement with Sherwood. The Elu Property is located approximately 40 kilometres northeast of the Hope Bay belt. Sherwood acquired all of Miramar's and Hope Bay Gold's rights in the Elu Property through the issuance by Sherwood of 10,000,000 units of Sherwood (5,000,000 units to each of Miramar and Hope Bay Gold) at a deemed price of $0.25 per unit. Each unit is comprised of one common share in the capital of Sherwood and one common share purchase warrant of Sherwood. Each warrant will entitle the holder to purchase one additional common share during the period expiring two years from date of the issuance of the warrants at a price of $0.40 per common share, payable in cash. This agreement gives Miramar approximately 27% of the issued and outstanding shares of Sherwood, a company now focused entirely on developing the potential of the Elu belt.

FINANCING, LIQUIDITY AND CAPITAL RESOURCES

Financing

In the second quarter, the Company completed a brokered private placement of 3,076,838 Special Warrants at a price of $1.30 per Special Warrant. Each Special Warrant will convert, without future consideration, into one flow-through common share. Total proceeds of this private placement of $4 million will be used by the Company to fund Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project. The cost of this private placement by the Company was approximately $375,000. In addition, the Broker received an option to purchase 206,122 common shares at $1.30 per share exercisable until May, 2003. The Company has agreed to qualify the distribution of the common shares to be issued on conversion of the Special Warrants and Broker's should it file a prospectus with the securities commissions of British Columbia and Ontario before May 2002.

Recent changes to the tax rules in Canada related to the treatment of 'flow-through' shares have increased the attractiveness of equity financing. The Company is cautiously optimistic that additional financing can be raised through this form of equity offering.

Liquidity

At June 30, 2001, the Company had consolidated working capital of $17.1 million (March 31, 2001 - $16.1 million and December 31, 2000 - $21.2 million). The increase in working capital in the quarter is a result of the private placement funding of $4 million net of the continued investment in Miramar's Northern Platform - capital investment related to funding of exploration activities at Hope Bay, operations at Yellowknife and the funding of losses at the corporate office.

Miramar has sufficient cash resources and liquidity to sustain its operations for the near term. The ultimate development of Hope Bay will require Miramar to raise additional capital through one or a combination of existing treasury funds, asset sales, project financing and equity offerings.

Commitments

In the second quarter, the Company filed a Notice of Objection to a re-assessment issued by Canada Customs and Revenue Agency (the "Agency") in December 2000. The basis of the re-assessment issued by the Agency is the valuation that formed the basis for a transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine in 1995. The transaction was based upon an independent valuation prepared for the Company. This re-assessment does not give rise to any taxes payable by the Company. As part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus interest of approximately $1.0 million if a ruling is made against the Company reducing the value of the assets transferred to the investor. Management intends to strenuously defend the independent valuation. The outcome of this issue is not determinable.

[1] Unless otherwise indicated, all of the following information relates to amounts included in the Consolidated Interim Financial Statements of the Company without reduction for non-controlling interest and is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles

Miramar Mining Corporation
Consolidated Balance Sheets
(expressed in thousands of dollars)
June 30, 2001 and December 31, 2000

	2001 (unaudited)	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 11,628	$ 17,670
Accounts receivable	1,555	1,967
Inventory	9,528	9,207
Prepaid expenses	934	1,065
	23,645	29,909
Capital assets	68,628	117,859
Cash collateral deposits	4,559	4,546
Equity investment in Northern Orion Explorations Ltd. (note 3)	5,285	-
Other assets	14	203
	$ 102,131	$ 152,517
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 6,512	$ 8,711
	6,512	8,711
Reclamation liability	7,605	7,689
Deferred post-retirement benefits	1,652	1,556
Future income tax liability	1,680	1,680
Future income tax liability of subsidiary	-	15,990
Non-controlling interest	-	32,142
	17,449	67,768
Shareholders' equity:		
Share capital	234,954	231,282
Deficit	(150,272)	(146,533)
	84,682	84,749
	$ 102,131	$ 152,517

Miramar Mining Corporation
Consolidated Statements of Operations and Deficit
(expressed in thousands of dollars except per share amounts)
For the three and six month periods ended June 30, 2001 and 2000

	Three months ended June 30, 2001 (unaudited)	Three months ended June 30, 2000 (unaudited)	Six months ended June 30, 2001 (unaudited)	Six months ended June 30, 2000 (unaudited)
Revenue:				
Sales	$ 15,392	$ 13,085	$ 27,026	$ 24,264
Other income	170	415	377	764
	15,562	13,500	27,403	25,028
Expenses:				
Cost of sales	13,355	11,050	23,816	20,451
Depreciation and depletion	2,435	2,524	4,799	4,927
General and administration	753	977	1,381	1,872
Administrative costs in Northern Orion	–	–	180	–
Exploration	–	80	12	80
Foreign exchange loss	38	(20)	3	88
Reclamation	381	319	709	587
Severance and terminations	54	–	93	–
Write-down of mineral properties	–	9	–	316
	17,016	14,939	30,993	28,321
Loss from operations before non-controlling interest and equity in loss of Northern Orion	1,454	1,439	3,590	3,293
Equity in loss of Northern Orion	258	–	258	–
Non-controlling interest	–	(140)	(109)	(453)
Loss for the period	1,712	1,299	3,739	2,840
Deficit, beginning of period	148,560	104,683	146,533	103,142
Deficit, end of period	$ 150,272	$ 105,982	$ 150,272	$ 105,982
Loss per share – basic and diluted	$ 0.03	$ 0.02	$ 0.06	$ 0.05
Weighted average number of common shares outstanding	60,193,470	56,693,804	60,185,832	56,693,804

Notes to Consolidated Interim Financial Statements
(Tabular Dollar Amounts Expressed in Thousands of Dollars)

1. Interim Financial Statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2000.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

2. Change in Accounting Policy:

Earnings (loss) per share:

Effective January 1, 2001, the Canadian Institute of Chartered Accountants established new recommendations for the calculation and reporting of basic and diluted earnings per share. The Company has adopted the new recommendation retroactively.

Miramar Mining Corporation
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)
For the three and six month periods ended June 30, 2001 and 2000

	Three months ended June 30, 2001 (unaudited)	Three months ended June 30, 2000 (unaudited)	Six months ended June 30, 2001 (unaudited)	Six months ended June 30, 2000 (unaudited)
Cash provided by (used in):				
Operations:				
Loss for the period	$ (1,712)	$ (1,299)	$ (3,739)	$ (2,840)
Items not involving cash:				
Depreciation and depletion	2,435	2,524	4,799	4,927
Write-down of mineral properties	–	9	–	316
Reclamation	9	125	(84)	83
Other	(36)	282	189	330
Equity in loss of Northern Orion	258	–	258	–
Non-controlling interest	–	(140)	(109)	(453)
Net change in non-cash working capital:				
Decrease (increase) in accounts receivable	134	160	412	78
Decrease (increase) in inventories	690	(523)	(321)	(1,964)
Decrease (increase) in prepaid expenses	244	1,068	131	484
Increase (decrease) in accounts payable and accrued liabilities	(2,733)	(811)	(2,199)	542
	(711)	1,395	(663)	1,503
Financing:				
Issue of special warrants for cash, net	3,672	–	3,672	–
	3,672	–	3,672	–
Investments:				
Expenditures on mine, plant and deferred exploration	(3,571)	(3,579)	(9,038)	(8,897)
Proceeds on sale of short-term investments	–	–	–	526
Collateral deposits	–	(294)	(13)	(342)
Other assets	–	(58)	–	–
	(3,571)	(3,931)	(9,051)	(8,713)
Decrease in cash and cash equivalents	(610)	(2,536)	(6,042)	(7,210)
Cash and cash equivalents, beginning of period	12,238	19,063	17,670	23,737
Cash and cash equivalents, end of period	$ 11,628	16,527	$ 11,628	$ 16,527
Supplementary information:				
Income taxes paid	$ 22	$ 39	$ 26	$ 10

3. Northern Orion Explorations Ltd.:

During the quarter, as part of a financial restructuring of Northern Orion Exploration Ltd., the Company granted an option allowing the holder to purchase approximately 60 million shares of Northern Orion from the Company for $0.08 per share. This option granted voting rights over the shares under option to the holder effective April 30, 2001. As a result, the Company no longer controls Northern Orion and ceased consolidation of its investment in Northern Orion. Commencing May 1, 2001, the Company accounts for its investment in Northern Orion using the equity method of accounting. The carrying amounts for the assets and liabilities of Northern Orion removed from the balance sheet were as follows:

3. **Northern Orion Explorations Ltd.:** *cont'd*

	(in $000)
Current assets	$ 102
Capital assets	54,345
Less:	
Current liabilities	(845)
Reclamation liabilities	(36)
Future income taxes	(15,990)
Non-controlling interest	(32,033)
Net assets being the equity carrying value	$ 5,543
Carrying value of investment in Northern Orion at May 1, 2001, net of cumulative writedowns, based on the equity method	$ 5,543
Equity in loss for the period from May 1, 2001 to June 30, 2001	(258)
	$ 5,285

The option granted by the Company for the purchase of 60 million shares in Northern Orion expires June 30, 2002. If the holder of the option acquires the shares, the Company has also agreed to sell the remaining debts receivable from Northern Orion of $6.9 million for nominal consideration. The Company would retain 10 million shares of Northern Orion which, should the option be fully exercised, represents less than 10% of Northern Orion.

4. **Loss per share:**

Diluted loss per share is not calculated as the issue of shares under the terms of Special Warrants and the potential issue of common shares under the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

Options and warrants to purchase up to a total of 3,061,588 common shares at various prices, from $0.70 to $7.35 per share were outstanding during the second quarter of 2001 but were not included in the computation of diluted earnings (loss) per share as the options' exercise would be anti-dilutive to loss available to common shareholders.

Also excluded from the calculation of diluted earnings (loss) per share are the Special Warrants under which the Company is obligated to issue 3,076,838 common shares as the impact of the Special Warrants would be anti-dilutive.

5. **Share Capital:**

(a) Common shares issued and outstanding:

	Number of shares	Amount
Issued, December 31, 2000	60,165,447	$231,282
Shares issued:		
On exercise of stock appreciation rights	24,255	–
Issued, March 31, 2001	60,189,702	$231,282
Shares issued:		
On exercise of stock options	22,000	21
Proceeds of special warrants issue, net of costs	–	3,651
Issued, June 30, 2001	60,211,702	$234,954

(b) Special Warrants:

During the second quarter, the Company completed a private placement of 3,076,838 Special Warrants. The gross proceeds of the offering of Special Warrants of $3,999,890 must be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act on the Hope Bay Project. Under the terms of the offering, which closed on May 11, 2001 and May 30, 2001, the Company issued 1,025,123 Special Warrants at a price of $1.30 per Special Warrant for proceeds of $1,332,660 and 2,051,715 Special Warrants at a price of $1.30 per Special Warrant for proceeds of $2,667,230, respectively.

The gross proceeds of the offering of $4,000,200 will be used by the Company to incur Canadian Exploration Expenditures as defined by the Canadian Income Tax Act. Each Special Warrant will convert, without future consideration, into one flow-through common share. Total broker's commissions of $248,812 were incurred on closing. In addition, the Broker received an option to purchase 206,116 common shares at $1.30 per share that expires in May 2003. The Company has agreed to qualify the distribution of the common shares to be issued on conversion of the Special Warrants and Broker's Warrants should it file a prospectus with the securities commissions of British Columbia and Ontario in the next 12 months.

(c) Stock options:

The Company had stock options outstanding as follows:

	Shares under option	Average exercise price
Outstanding, December 31, 2000	1,855,000	$ 4.01
Granted	890,500	1.00
Exercised	(130,000)	(0.98)
Issued, March 31, 2001	2,615,500	$ 3.14
Granted	28,621	1.00
Exercised	(22,000)	(0.96)
Issued, June 30, 2001	2,622,121	$ 3.13

Options issued during the current year expire in 2006.

(d) Warrants:

In the second quarter, as part of the Special Warrants private placement completed by the Company, the Broker received an option to purchase 206,122 common shares at $1.30 per share exercisable until May 10, 2003. At December 31, 2000, a non-transferable Broker's Warrant issued by the Company entitling the holder to acquire up to 233,345 common shares of the Company at a price of $1.25 was outstanding. This Broker's Warrant expires on September 7, 2001.

6. **Business segments:**

3 months ended June 30, 2001

	Capital expenditures	Revenues	Loss before non-controlling interest and equity loss
Gold operations	$ 890	$ 15,386	$ 651
Gold exploration	2,681	–	–
Northern Orion	–	–	–
Other	–	176	803
	$ 3,571	$ 15,562	$ 1,454

3 months ended June 30, 2000

	Capital expenditures	Revenues	Loss before non-controlling interest and equity loss
Gold operations	$ 1,989	$ 13,085	$ 250
Gold exploration	574	–	–
Northern Orion	435	8	370
Other	581	406	819
	$ 3,579	$ 13,500	$ 1,439

6 months ended June 30, 2001

	Capital assets	Capital expenditures	Revenues	Loss before non-controlling interest and equity loss
Gold operations	$ 20,427	$ 3,268	$ 27,020	$ 2,061
Gold exploration	31,221	5,704	–	–
Northern Orion	15,000	66	20	242
Other	1,980	–	363	1,287
	$ 68,628	$ 9,038	$ 27,403	$ 3,590

6 months ended June 30, 2000

	Capital expenditures	Revenues	Loss before non-controlling interest and equity loss
Gold operations	$ 5,141	$ 24,264	$ 898
Gold exploration	2,200	–	–
Northern Orion	817	14	1,064
Other	739	750	1,331
	$ 8,897	$ 25,028	$ 3,293

7. **Financial instruments:**

Gold and foreign currency hedging:

As at June 30, 2001, the Company had entered into the following gold contracts:

	Ounces	Average price per ounce	Anticipated delivery/expiry
Gold forward sales contracts	24,000	US$272	Q3 2001
Gold call options sold	27,500	US$290	Q3 2001
Gold call options sold	18,000	US$285	2002
Gold call options sold	18,000	US$285	2003

At June 30, 2001, the Company has entered into forward exchange contracts to sell US$1 million at an average rate of 1.5517 in July 2001. The unrecognized gain of $37,000 will be reflected in revenues in the contract period. The fair value excess (deficit) of gold derivative instruments at June 30, 2001 are as follows – gold forward sales contracts $25,000, gold call options sold ($541,000).

8. **Comparative figures:**

Certain comparative figures have been reclassified to conform with the classification adopted in the current period.